Exhibit 21.1

Ventyx Biosciences, Inc.

List of Subsidiaries

Name	Jurisdiction of Organization
Oppilan Pharma, Ltd.	United Kingdom
Zomagen Biosciences Belgium BV	Belgium
Zomagen Biosciences Ltd.	United Kingdom